Contact

www.linkedin.com/in/joshuablew
(LinkedIn)
www.normalfinance.io/ (Company)

Top Skills

React.js
JavaScript
Amazon Web Services (AWS)

Certifications

Microsoft Office Specialist Excel
2016

Joshua B.
Founder @ Normal Finance
Chicago

Summary

Hey, thanks for stopping by! My name's Josh and I love investing,
coding, cooking, snow skiing, golf, suburban living, stargazing, and
building billion dollar ideas. I'm from Kansas City, but live in Chicago
where I'm actively finishing my undergraduate degree. I'm a man
of faith and believe we are all called to use the beautiful talents the
Lord has given us to make this world a better place and take care
of those around us. That's a little bit about me, but I'd love to get to
know you! Feel free to shoot me a message and let's connect!

Experience

Normal Finance
Founder
December 2021 - Present (8 months)
United States

Creating a mobile finance application seeking to give people the better
financial life they deserve by replacing the traditional bank account using
blockchain and DeFi protocols. No fees, no minimums, instant transfers, and
4-12% interest on all your money... the way it should be done. Creating the
new normal of finance, and bridging the gap between crypto and the rest of the
world.

DePaul University
Undergraduate Student
September 2019 - Present (2 years 11 months)
Chicago, Illinois, United States

- Actively studying for my B.S. in Computer Science with a concentration in
Software Development.
- Taking challenging and innovative courses.
- Networking with tons of amazing people.

Finotta
Lead Software Engineer
July 2020 - March 2022 (1 year 9 months)

Overland Park, Kansas, United States

Building robust, scalable APIs and beautiful React frontends to bring financial wellness to millions!

finotta

Software Development Intern

May 2019 - August 2019 (4 months)

Overland Park, Kansas, United States

- Developed an admin dashboard for internal data analysis and initial Saas prototyping using Electron.js, Node.js, Python, and DynamoDB.
- Performed business development outreach to blogs, websites, and news outlets using email and excel.
- Learned the dynamics of a startup and the many aspects of life as an entrepreneur.

Raytown Sr. High School

Technology Intern

June 2018 - August 2018 (3 months)

Kansas City, Missouri, United States

- Cleaned, repaired, and applied preventative maintenance to over 15,000 student Chrome-books and Windows laptops, leading to a successful redistribution of computers to kids K-12.

Education

DePaul University

Bachelor of Science - BS, Computer Science · (2019 - 2023)

Raytown South Sr. High School

High School Diploma · (2015 - 2019)

Summit Technology Academy

Executive Finance & FinTech · (2018 - 2019)